UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14f-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission File Number:  0-54451

RICH STAR DEVELOPMENT CORPORATION (Exact Name of Registrant as Specified in its Charter)

Nevada (State or other jurisdiction of Incorporation or organization	42-1769584 (I.R.S. Employer Identification Number)

10300 Charleston Blvd., Las Vegas, Nevada 89135
(Address of Principal Executive Offices)

702-722-0865 (Registrant’s Telephone Number, Including Area Code)

RULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

RICH STAR DEVELOPMENT CORPORATION

10300 Charleston Blvd.

Las Vegas, NV 89135

This report is furnished by the Board of Directors of Rich Star Development Corporation, a Nevada corporation (“Rich Star”), to the holders of its common stock, $.001 par value.

On September 24, 2014 two holders of Rich Star common stock (Man Yee Kung and Ying Yiu Chan:  together, the “Selling Shareholders”) entered into a Stock Purchase Agreement with Shili Zhang.  The Stock Purchase Agreement contemplates that the Selling Shareholders will sell to Mr. Zhang 1,500,000 shares of the common stock of Rich Star (the “Stock Sale”), which will represent 42.9% of Rich Star’s outstanding common stock.  The purchase price for the shares will be $200,000.  The Stock Sale will take place ten or more days after this Report is mailed to the shareholders of record of Rich Star.

Pursuant to the terms of the Stock Purchase Agreement, at the time of the Stock Sale, Siu Mun Kung, who is currently the sole officer and director of Rich Star, will submit her resignation from the Board of Directors and from her position as an officer of Rich Star.  Prior to doing so, she will elect Shili Zhang to serve as the sole member of the Board of Directors, effective on closing of the Stock Sale.  The Board will then appoint Shili Zhang to serve as Chief Executive Officer and Chief Financial Officer of Rich Star.

This report is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report.  You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of Rich Star on or about November 19, 2014.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Upon completion of the Stock Sale from the Selling Shareholders to Shili Zhang, there will be 3,500,000 shares of Rich Star common stock issued and outstanding, representing the only outstanding equity securities.  The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of the date of completion of the Stock Sale by the following:

•

each shareholder who beneficially owns more than 5% of our common stock (on a fully-diluted basis);

•

Shili Zhang, who will be our Chief Executive Officer and sole member of the Board of Directors; and

•

all of our new officers and directors as a group.

Name and Address of Beneficial Owner	Amount and Nature of BeneficialOwnership	Percentage of Class
Shili Zhang(1)	1,500,000	42.9%
All officers and directors as a group (1 person)	1,500,000	42.9%
Derek Tak Wing Wong(2)	600,000	17.1%
Diane Tak Nga Wong(2)	600,000	17.1%
Dickson Tak Sang Wong(2)	600,000	17.1%

(1)

The address of Shili Zhang is Xita 23C, Star International, No. 8 Jinsui Road, Pearl River New Town, Guangzhou Province, P.R. China.

(2)

The address of Derek Tak Wing Wong, Diane Tak Nga Wong and Dickson Tak Sang Wong is 2051 No. 6 Road Unit, Vancouver, BC V6V1P3 Canada.

NEW MEMBER OF THE BOARD OF DIRECTORS

Upon the closing of the Stock Sale, the election to the Board of Shili Zhang will be effective, and he will be the sole member of the Board of Directors.  Information regarding the new director follows:

Shili Zhang.  Since 2006 Mr. Zhang has been employed as Chairman of Henan Qinxiyuan Food Co., Ltd. and as Chairman of Guangdong Gewang Biotechnology Co., Ltd., each of which is engaged in the production and marketing of selenium supplements and selenium enriched foods. From 1999 to 2005, Mr. Zhang was employed as General Manager of Zhuhai Wang's Garden, a company engaged in the production and marketing of honey. Prior to joining Zhuhai Wang's Garden, Mr. Zhang had been employed as General Manager of Shandong Zaozhuang Center Store Station, a merchandise wholesaler. In 2013 Shili Zhang was awarded a Master's Degree in Business Administration by the Peking University.  He is 52 years old.

Director Independence

Shili Zhang will not be an independent director, as defined in the rules of the NYSE MKT.

Code of Ethics

The Board of Directors of Rich Star has not adopted a code of ethics applicable to its management, due to the fact that there is only one member of management.

Nominating, Compensation and Audit Committee

The Board of Directors does not have an audit committee, a compensation committee or a nominating committee, due to the small size of the Board.  The Board also does not have an “audit committee financial expert.”

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

PREVIOUS BOARD OF DIRECTORS

The following table lists certain information regarding the individual who serves as the sole officer and sole director of Rich Star until the Stock Sale:

Name	Age	Position(s)	Director Since
Siu Mun Kung	54	President, Chief Executive Officer, Chief Financial Officer, Secretary, Director	2013

Siu Mun Kung currently serves as the Company’s President, CEO, CFO, Secretary and sole Director. She was appointed as secretary and as a director effective as of August 28, 2013, and was appointed as CEO and CFO effective as of September 5, 2013.  Ms. Kung was employed as Shipping Officer by New Era Knitting Corp., Hong Kong, from March 1987 to May 2004. She has been employed as Shipping Officer of Hung Fat Decorations, Ltd., Hong Kong, from June 2004 to the present.  Ms. Kung graduated from high school in Hong Kong, in 1978.

Board Meetings and Committees

The Board of Directors prior to the Stock Sale had no committees, due to the fact that there is only one director. Pursuant to Nevada law, the Board of Directors conducted all of its business and approved all corporate action during fiscal 2013 by the consent of all its members, in the absence of formal Board meetings.

Director Independence

Siu Mun Kung is not an independent director, as defined in the rules of the NYSE MKT.

Executive Compensation and Compensation of Directors

Rich Star has not paid compensation for services within the past three fiscal years to any of its officers or directors.

Certain Relationships and Related Transactions

During the past three fiscal years Rich Star has not been a party to any transaction, or proposed transaction, in which any director, executive officer, or principal shareholder had or will have a direct or indirect material interest.

Compliance with Section 16(a) of the Exchange Act

Not applicable.

November 19, 2014

By Order of the Board of Directors:

Siu Mun Kung, Chairman